Dale A. Thatcher
Executive Vice President and Chief Financial Officer
Selective Insurance Group, Inc.
40 Wantage Avenue
Branchville, New Jersey 07890
Tel:  (973) 948-1774
Fax:  (973) 948-0282
E-mail: dale.thatcher@selective.com

January 7, 2011

Jim B. Rosenberg, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549

RE:	Selective Insurance Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Definitive Proxy Statement on Schedule 14A
File No. 1-33067

Dear Mr. Rosenberg:

Thank you for your letter of Thursday, December 23, 2010.  Our responses follow your comments, which are set forth in bold type.  The capitalized terms used but not defined in this letter have the meanings ascribed to them in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

Form 10-K for Fiscal Year Ended December 31, 2009

Financial Statements, page 81

1.
The statement of cash flows shows $21,726,000 of undistributed losses of equity method investments were recognized in 2009 which represents 55% of pre-tax income for 2009. Explain to us why you did not include summarized information as required by Rule 4-08(g) of Regulation S-X.

SELECTIVE RESPONSE:

The $21.7 million of undistributed losses were attributable to our alternative investment portfolio, which is accounted for by the equity method.  None of the 25 individual alternative investments met the criteria in Rule 1-02(w) for a significant subsidiary, which is referenced in Rule 4-08(g) of Regulation S-X.  These investments represented only 3% of our total assets, and considering that our investment in each of these investments is relatively small (the largest investment is $12.5 million or 0.2% of assets) and extensive disclosures were already included in the footnotes to our 2009 Form 10-K regarding these investments, we believe that aggregating summarized financial information on a combined basis for these equity method investments, which is also discussed in Rule 4-08(g), would not be meaningful to the reader of the financial statements relative to our individual investments and corresponding exposures to these assets.
Consequently, we disclosed our investment strategies for these holdings and the related carrying values and remaining contractual obligations on these investments.  We believe this information provides the users of the financial statements with more meaningful information regarding our exposure to this asset class and its potential impact on future net income.

Jim B. Rosenberg, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
January 7, 2011

Note 13 Discontinued Operations, Page 117

2.
Tell us why you believe the proceeds of $12.3 million to be received over 10 years were collectible at December 31, 2009 and should not be recognized if and when amounts are collected.  You recognized additional losses in each of the 2010 quarters due to revising the amount of proceeds to be received.  Cite the authoritative literature which supports your accounting.

SELECTIVE RESPONSE:

During the due diligence process associated with the divestiture of our wholly-owned subsidiary, Selective HR Solutions, Inc. (“Selective HR”), we analyzed and deemed adequate the credit quality of the buyer related to funding the estimated purchase price of $12.3 million.  Contractually, the purchase price of $12.3 million was structured to be received in quarterly installments over a 10-year period based on a per worksite employee fee for:  (i) those employees that existed at the time of purchase and were subsequently retained; and (ii) new employees that are obtained as a result of the existing client relationships.  The losses on the $12.3 million that we recognized in each of the first three quarters of 2010 were not the result of any collectability issues associated with the buyer.  These losses came from our subsequent re-measurement of the fair value of the contingent consideration that was initially recognized at the time of the sale based on developments since that date.  To date, all quarterly payments have been received from the buyer in full and there are no past due amounts outstanding.

The basis of our accounting for the initial recognition of the $12.3 million purchase price was FASB Accounting Standards Codification (“ASC”) 810-10-40-5, “Deconsolidation of a Subsidiary.”  FASB ASC 810-10-40-5 provides that “a parent shall account for the deconsolidation of a subsidiary by recognizing a gain or loss in net income attributable to the parent, measured as the difference between “…the fair value of any consideration received…and the carrying amount of the former subsidiary’s assets and liabilities.”

In determining the fair value of the consideration to be received we used an income approach as provided in FASB Accounting Standards Codification (“ASC”) 820-10-35-32, “Fair Value Measurements and Disclosures.”  FASB ASC 820-10-35-32 provides as follows:

The income approach is defined in this Subtopic as an approach that uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present amount (discounted).  The measurement is based on the value indicated by current market expectations about those future amounts.

In the documentation of our accounting for this transaction as of December 31, 2009, the most significant assumptions we identified in determining the fair value of the $12.3 million receivable included, but were not limited to, the following:  (i) employee worksite life retention; and (ii) new employee worksite lives generated by the buyer using our existing relationships.  The assumptions regarding worksite lives were derived from our historical experience during the period we owned Selective HR, modified to reflect the additional expertise and synergies that the buyer was expected to provide given their historical experience in the professional employer organization industry.  During the most recent 10-year period that we owned Selective HR, we successfully retained and grew our worksite employee lives by more than 50%.  Given our history of growth, we deemed our assumption of a gradual decline of 50% to be conservative at the date of acquisition.

Jim B. Rosenberg, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
January 7, 2011

Furthermore, in determining the fair value as required by FASB ASC 810-10-40-5, we considered and applied the principles of FASB ASC 805-30-25-5, “Business Combinations,” which states the following regarding the initial recognition of contingent consideration:

The consideration the acquirer transfers in exchange for the acquiree includes any asset or liability resulting from a contingent consideration arrangement.  The acquirer shall recognize the acquisition-date fair value of contingent consideration as part of the consideration transferred in exchange for the acquiree.

FASB ASC 805-30-35-1 also states the following regarding the subsequent measurement of contingent consideration:

Some changes in the fair value of contingent consideration that the acquirer recognizes after the acquisition date may be the result of additional information about facts and circumstances that existed at the acquisition date that the acquirer obtained after that date.  Such changes are measurement period adjustments.  However, changes resulting from events after the acquisition date, such as meeting an earnings target, reaching a specified share price, or reaching a milestone on a research and development project, are not measurement period adjustments.  The acquirer shall account for changes in the fair value of contingent consideration that are not measurement period adjustments as follows:

(b)
Contingent consideration classified as an asset or a liability shall be re-measured to fair value at each reporting date until the contingency is resolved.  The changes in fair value shall be recognized in earnings unless the arrangement is a hedging instrument for which Topic 805 requires the changes to be initially recognized in other comprehensive income.

Our assumption and estimation with regard to meeting certain worksite employee retention and generation levels is similar to meeting an earnings target or a specified share price as outlined in FASB ASC 805, and therefore, we deemed these to be adjustments resulting from events after the acquisition date.  Accordingly, these fair value changes are required to be recognized in earnings during the period in which the change in fair value was determined to have occurred.

At each of the respective re-measurement dates (i.e. March 31, June 30 and September 30) during the course of 2010, we noted that actual retention and new employee worksite life generation that was being reported to us by the buyer was lagging historical trends and our estimates.  Furthermore, during the course of 2010, certain customer service issues, key employee turnover at the buyer’s business, and a mutual agreement to curtail workers compensation policy offerings to existing clientele, resulted in significant structural changes that are expected to significantly reduce the number of new worksite lives during future periods.  Due to these factors and the discrepancy from historical trends, we updated the fair value assumptions at each respective quarter-end during the first nine months of 2010 to reflect the most recent data available per the guidance in ASC 805, which resulted in the corresponding losses that we recognized during 2010.

Jim B. Rosenberg, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
January 7, 2011

Definitive Proxy Statement of Schedule 14A
3.
We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

SELECTIVE RESPONSE:

To reach the conclusion that risks arising from our compensation policies and practices are not reasonably likely to have a material effect on our operations or results, such that disclosure pursuant to Regulation S-K Item 402(s) was not necessary, we conducted an internal risk assessment of our compensation policies and programs.

In performing the risk assessment, we considered first that we operate in an industry based almost entirely on managing risk, and we believe that our risk management function is robust.  Next, we analyzed, among other things, the issues set forth in Regulation S-K Item 402(s).  In particular, we considered the following:

•
That the compensation policies and practices for employees of both of our operating units are similar and that neither operating unit carries a disproportionate portion of our corporate risk profile.  For example, our Insurance Operations segment, which sells property and casualty insurance products, is subject to, among other things, risks related to significant competition and extensive losses from catastrophic events and acts of terrorism, while our Investment Operations segment, which invests premiums collected by the Insurance Operations segment, is subject to, among other things, global economic risks and risks inherent in the equity markets; and

•
That our compensation policies are consistent with our overall risk structure, in that a substantial portion of compensation is awarded upon the accomplishment of business objectives that are measured over a significant period of time.

We also considered our overall compensation program, including:

•	The features of our compensation program and whether those features align with the our compensation philosophy;

•
The compensation program has multiple financial and strategic measures that balance profitability and growth.  Our financial goals are based on a statutory combined ratio, which is a standard insurance industry standard of profitability, and our strategic goals are based on, among other things, pricing, retention, and profitability of business, that are intended to incentivize profitable growth;

•	The maximum potential payments under our compensation plans;

•	The mix of fixed versus variable compensation;

•	The balance between cash and equity compensation;

•	The ratio of compensation based on long-term versus short-term performance metrics; and

•	The timing of equity award grants and vesting.

We also considered that we adjust our compensation programs from time-to-time as risks in its industry and operating segments change to help ensure that compensation and risk remain appropriately aligned.

Jim B. Rosenberg, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
January 7, 2011

Finally, we reviewed our various risk mitigation strategies in the compensation context including:

•	The stock ownership requirements for management;

•	The independent oversight of compensation programs by the Salary and Employee Benefits Committee (“SEBC”) of the Board, including oversight of goals and performance measures; and

•
The Board’s role in risk oversight, which includes receiving, analyzing and making due inquiry regarding reports from its various committees, including the SEBC and Management’s Executive Risk Committee, regarding risk.

Based on this internal review, we determined that disclosure pursuant to Regulation S-K Item 402(s) was not necessary.

The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please call me at (973) 948-1774.

Very truly yours,

/s/ Dale A. Thatcher
Dale A. Thatcher
Executive Vice President and Chief Financial Officer
Selective Insurance Group, Inc.